HW Electro Co., Ltd.

December 15, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andrew Blume
SiSi Cheng
Eranga Dias
Asia Timmons-Pierce

Re:	HW Electro Co., Ltd.
Registration Statement on Form F-1
Filed November 8, 2023
File No. 333-275413

Ladies and Gentlemen:

This letter is in response to the letter dated November 29, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HW Electro Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 (“Amendment No. 1”) is being filed to accompany this letter.

Form F-1 filed November 8, 2023

Risk Factors

“We require as significant amount of cash to fund our operations and business expansion.....”, page 20

1. You disclose on pages 20 and 56 that you believe you have sufficient capital to meet your anticipated cash needs for the next 12 months. However, your auditor indicates in its review report for the six months ended March 31, 2023 that the substantial doubt about your ability to continue as a going concern has not been alleviated and is still outstanding. Please revise your disclosures to address this discrepancy.

In response to the Staff’s comments, we revised our disclosure on pages 20 and 56 of Amendment No. 1 to address the discrepancy.

Liquidity and Capital Resources, page 55

2. We note your updated disclosures in response to prior comment 5 and reissue the comment in part. Please revise to disclose the fact that your auditor has expressed in its audit and review reports substantial doubt about your ability to continue as a going concern and disclose the potential effect the going concern opinion may have on your ability to raise additional funds.

In response to the Staff’s comments, we revised our disclosure on page 55 of Amendment No. 1 to disclose the fact that our auditor has expressed in its audit and review reports substantial doubt about our ability to continue as a going concern and disclose the potential effect the going concern opinion may have on our ability to raise additional funds.

Cash Flow from Operating Activities, page 57

3. We note your updated disclosure in response to prior comment 6 and reissue our comment. Your discussion of cash flow from operating activities appears to be a recitation of the changes already disclosed in the consolidated statement of cash flows. Please revise to discuss material changes in the underlying drivers that affected these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital items that materially affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comments, we revised our disclosure on pages 58 and 59 of Amendment No. 1 to discuss material changes in the underlying drivers that affected the cash flows and include a discussion of the underlying reasons for changes in working capital items that materially affect operating cash flows.

Index to Financial Statements, page F-1

4. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.

In response to the Staff’s comments, we respectfully advise the Staff that we have filed a request for waiver and representation under Item 8.A.4 of Form 20-F as the 99.2 Exhibit to the registration statement on Form F-1 we filed on November 8, 2023.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Weicheng Hsiao
Name:	Weicheng Hsiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC